FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934

For the quarter ended March 31, 2004

Commission File Number:  0-28542

                             ICTS International N.V.
                 (Translation of registrant=s name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

                     Form 20-F  ...X..                  Form 40-F    .....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____ Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes ..... No ...X..
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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

                                          (US $ in thousands)

                                                                        December 31,       March 31,
                                                                            2003              2004
                                                                       ---------------- -----------------
                                ASSETS
CURRENT ASSETS:
     Cash and cash equivalents..................................................$7,660........    $5,113
     Restricted cash and short-term investments..................................3,114             8,194
     Accounts receivable - trade................................................13,798........    11,279
     Other current assets........................................................6,291............ 5,469
                                                                       ----------------------------------
          Total current assets                                                  30,863            30,055
INVESTMENTS:
     Investment in associated companies..........................................5,308.            5,341
     Deferred income taxes..........................................................32..........      23
     Other investment and long term receivables.................................16,287            10,637
                                                                       ----------------------------------
                                                                                21,627            16,002

                                                                                     -                 -

PROPERTY AND EQUIPMENT:
     Cost.......................................................................30,629............29,634...
     Less- accumulated depreciation..............................................6,666....         7,371
                                                                       ----------------------------------
                                                                                23,964            22,263

GOODWILL                                                                         5,580               314
  OTHER ASSETS AND INTANGIBLE ASSETS................................             2,466             2,403
                                                                       ----------------------------------
                                                                                 8,046             2,717
                                                                       ----------------------------------
          Total assets.........................................................$84,500...........$71,037
                                                                       ==================================


                 LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term bank credit.....................................................$4,387..........  $3,513
     Current maturities of long-term loans.......................................2,753..           2,570
     Account payable-trade.........................................................964.........      777
     Liabilities for losses associated companies.................................2,130             1,156
     Accrued expenses and other liabilities.....................................17,865..          16,235
                                                                       ----------------------------------
          Total current liabilities.............................................28,099..........  24,251

DEFERRED TAXES .....................................................................19.....            -
ACCRUED SEVERANCE PAY...........................................................    90                86
LONG-TERM DEBT, net of current maturities...................................     9,331             8,592
                                                                       ----------------------------------
          Total long-term liabilities............................................9,440........     8,678
                                                                       ----------------------------------

                                                                                     -                 -

SHAREHOLDERS' EQUITY
Share capital:
     Common shares, par value-NLG 1 per share,
        17,000,000 shares authorized;  6,672,980 and 6,672,980
        outstanding shares in 2004 and 2003 respectively.......................  3,605             3,605
     Additional paid-in capital.................................................19,670.........   19,670
     Other capital surplus...........................................................-...........      -
     Retained earnings..........................................................30,612............22,669
     Cumulative translation adjustments                                         (5,947)           (6,857)
                                                                       ---------------- -----------------
                                                                                47,940            39,087
     Treasury stock 159,880 and 159,880 common shares,
     at cost, in 2004 and 2003                                                    (979)             (979)
                                                                       ---------------- -----------------
                                                                                46,961            38,108
                                                                       ----------------------------------
          Total liabilities and shareholders' equity............................84,500            71,037
                                                                       ==================================
                                                                                     0                 0

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                                                   CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                        (US $ in thousands, except share and per share data)

                                                              Three months ended  Three months ended
                                                              31-Mar-03           31-Mar-04
                                                                Actual              Actual

Revenues.........................................................$19,204.............$15,116
Cost of revenues..................................................17,424..............14,315
                                                              ---------------------------------------
Gross profit.......................................................1,780.....    ........800
          Impairment of assets and goodwill                           (0)              6,151
          Impairment and amortization of intangible assets            62                  62

Selling, general and administrative expenses:                      2,323              $2,365
capital gain (loss)                                                    -                  $0
                                                              ---------------------------------------
Operating income ...................................................(604).            (7,778)
Interest and other financial income                                  474                 109
Interest and other financial expense                                (417)               (241)
Exchange rate differences............................................(32).......           5
Other income (expense), net............................................3............      (4)
                                                              ---------------------------------------
                                                              ---------         -----------
Income before income taxes                                          (576)             (7,909)
Income taxes .......................................................(263)....            (29)
                                                              ---------------------------------------
Income from operations of the company and its subsidiaries          (839)             (7,938)
Minority interest                                                      -                   -
Share in profits (losses) of associated companies                 (1,576)                 (5)
                                                              ---------------------------------------
                                                               --------------------------------------
Net income........................................................(2,415)..      .....(7,943)
                                                              =======================================
Other comprehensive income (loss):
   Translation adjustments                                           264                (536)
   Unrealized losses on marketable securities                        262                (374)
                                                              ---------------------------------------
Other comprehensive income (loss)                                    526                (910)
                                                              ---------------------------------------
Comprehensive income                                              (1,889)             (8,853)
                                                              =======================================
Earning per Common Share - basic                                   -0.37               -1.22
                                                              =======================================
Earning per Common Share - assuming dilution                       -0.37               -1.22
                                                              =======================================

Weighted average of common shares
      Outstanding..............................................6,513,100...........6,513,100....
      Diluted..................................................6,525,085...........6,513,100.


                       CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     (US $ in thousands)

                                                                             Year ended
                                                                        31-Dec-03  31-Mar-04

CASH FLOWS FROM OPERATING ACTIVITIES
         Net income for the period........................................($18,904)..(($7,943)
Adjustments to reconcile net income to net cash
         Provided by (used in) operating activities:
         Depreciation and amortization .                                     3,417        919
         Impairment of goodwill and assets.                                 14,352      6,151
         Deferred income taxes.............................................  5,047        (13)
         Increase (decrease) in accrued severance pay...........................6..........(2).
         Capital loss (gain) on fixed assets                                     6          6
         Realized loss (gain) on sale of other investments                       -          -
         Realized loss (gain) on marketable securities                        (737)        (1)
         Interest from other long-term investments (derivative)                (31)
         Write off investments and impairment of investment                    400          -
         Share in losses (profits) of associated companies                   6,661          5
         Interest on loan to associated companies                             (100)       (25)
Changes in operating assets and liabilities:                                     -          -
         Accounts receivable................................................ 2,097....  .2,481
         Other current assets and prepaid expenses                          (2,436)       970

         Accounts payable......................................................(44)......(178)
         Accrued expenses and other liabilities............................(28,852)....(1,597)
         -------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities........................(19,118)       773
CASH FLOWS FROM INVESTING ACTIVITIES:
         Decrease (increase) of time deposits and restricted cash            4,735          0
         Proceeds from sale of marketable securities available for sale      3,726         27
         Other investments                                                  -5,202          0
         Proceeds from sale of equipment and other investments               1,092          0
         Purchase of equipment and construction of entertainment projects   -7,895       -754
         Acquisitions of subsidiaries net of cash acquired (a)                (711)
         Proceeds from sale of short-term investments
         Associated companies - acquisition of shares and granting of loans  -2,109    -1,052
         Repayments long term loans granted to a related party                3,700         0
         Proceeds from sale of equipment....................................... -          23
         Decrease (Increase) in other assets....................              -579          0
         -------------------------------------------------------------------------------------
         Net cash provided by (used in) investing activities.................-3,243....-1,756
CASH FLOWS FROM FINANCING ACTIVITIES:
         Long term loan received                                             4,113          0
         Repayment of long-term liabilities                                 -2,266       -751
         Net increase (decrease) in short-term bank credit                  -4,270       -838

                                                                        ----------------------
         Net cash used in financing activities............................  (2,423)....(1,589)
EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
         CASH EQUIVALENTS......................................................(21).......(25)
         -------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents............................(24,805).. (2,547)
Balance of cash and cash equivalents at beginning of period................. 32,465     7,660
----------------------------------------------------------------------------------------------
Balance of cash and cash equivalents at end of period.........................7,660.....5,113
----------------------------------------------------------------------------------------------
                                                                                $0        ($0)
                                                                        ----------------------
                                                                          ======================



                                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                       (US $ in thousands)

                                                                                      Accumulated
                                    Share capital         Additional                   other

                                                                   Other
                                   Common                Paid in   Capital  Retained   comprehensive  Treasury
                                   Shares       Amount   Capital   Surplus   Earnings   income(loss)   Stock     Total
----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2002       6,332,400 $   3,592 $  19,537 $     25 $  26,930 $     (11,104)$  (1,720)$    37,260
Changes during 2002:
Stock options exercised.............32,400....    13       133                                                    146
Cost of acquisition of treasury
 stock                            (120,000)                                                          (907)      ($907)
Option to consultants                                                29                                           $29
Stock options exercised from treasu
 stock                             268,300                         (54)      (36)                  1,648        1558
Dividend                                                                  ($34,193)                           (34,193)
Comprehensive Income:
Net income......................................                           56,815                              56,815
Other comprehensive income:
Translation adjustments...............                                                      710                   710
Unrealized losses on marketable securities..                                                (40)                  (40)
                                                                                                            ----------
Comprehensive Income                                                                                           57,485
                                 ---------  --------  --------  -------  --------  ------------  --------  ----------
Balance at December 31, 2002.....6,513,100 $   3,605 $  19,670 $      0 $  49,516 $     (10,434)$    (979)$    61,378
Changes during 2003:
Excess of cost over the book value of equity
acquired from the Company's shareholders                                        -
Net loss                                                                  (18,904)                            (18,904)
Other comprehensive income:
Translation adjustments...............                                                    3,456                 3,456
Unrealized losses on marketable securities..                                              1,031                 1,031
                                                                                                            ----------
Comprehensive Income                                                                                          (14,417)
                                  --------  --------  --------  -------  --------  ------------  --------  ----------
Balance at December 31, 2003  ...6,513,100.$...3,605 $  19,670 $      0 $  30,612 $      (5,947)$    (979)$    46,961
                                 ==========  ========  ========  =======  ========  ============  ========  ==========
Changes during 2004:
Excess of cost over the book value of equity
acquired from the Company's shareholders                                        -
Net loss                                                                   (7,943)                             (7,943)
Other comprehensive income:                                                                                         -
Translation adjustments...............                                                     (536)                 (536)
Unrealized losses on marketable securities..                                               (374)                 (374)
                                                                                                            ----------
Comprehensive Income                                                                                           (8,853)
                                 ---------  --------  --------  -------  --------  ------------  --------  ----------
Balance at March 31, 2004        6,513,100.$.  3,605 $  19,670 $      0 $  22,669 $      (6,857)$    (979)$    38,108
                                 ==========  ========  ========  =======  ========  ============  ========  ==========




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  ICTS INTERNATIONAL N.V.

                                                  By: /s/ Michael Barnea, CEO


Dated: August 25, 2004